December 31, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Thomas Jones

Re:	Sports Ventures Acquisition Corp.
Registration Statement on Form S-1
Filed October 9, 2020, as amended
File No. 333-249392

Dear Mr. Jones:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby join in the request of Sports Ventures Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:15 p.m. Washington D.C. time on January 5, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that approximately 50 copies of the Preliminary Prospectus dated December 30, 2020 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,

Deutsche Bank Securities Inc.

By:	/s/ Ravi Raghunathan
Name: Ravi Raghunathan Title: Managing Director

By:	/s/ Brandon Sun
Name: Brandon Sun Title: Director